Filed Pursuant to Rule 433
Dated September 18, 2006
Registration Statement No. 333-136056

American General Finance Corporation Medium-Term Notes, Series J Due Nine Months or More From Date of Issue 5.625% Medium-Term Notes, Series J, Due August 17, 2011 (Reopening)
Issuer:	American General Finance Corporation
Issue of Securities:	5.625% Medium-Term Notes, Series J, due August 17, 2011
Specified Currency:	U.S. Dollars
Principal Amount:	$125,000,000
Interest Rate:	5.625%
Interest Payment Dates:	Semi-annually on every February 17th and August 17th, commencing February 17, 2007
Spread to Treasury:	+ 75 bp
Stated Maturity:	August 17, 2011
Public Offering Price:	100.312% plus accrued interest from August 17, 2006
Agents’ Discount or Commission:	0.350%
Net Proceeds to Issuer:	$124,952,500 plus accrued interest from August 17, 2006
Redemption Provisions:	None
Repayment Provisions:	None
Authorized Denominations:	$100,000 and integral multiples of $1,000 in excess thereof
Original Issue Date (Settlement Date):	September 21, 2006
CUSIP:	02635PTF0
Issuer Ratings:	A1 (Moody’s) / A+ (Standard & Poor’s) / A+ (Fitch)
Agents:	Citigroup Global Markets Inc. Barclays Capital Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407.

Prospectus Supplement, dated August 14, 2006, and Prospectus, dated July 26, 2006